Exhibit 21.1

SUBSIDIARIES OF DPC HOLDINGS LIMITED

1.	Certified Alloy Products, Inc.
2.	Doncasters Inc.
3.	Doncasters Precision Castings, Deritend International Limited
4.	Doncasters Precision Castings, Bochum GmbH
5.	Ross & Catherall Limited